Forward Funds

433 California Street, 11th Floor

San Francisco, CA 94104

November 26, 2007

Mr. Briccio Barrientos

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Forward Funds (the “Registrant” or the “Trust”)

File Nos. 033-48940; 811-06722

Preliminary Proxy Statement on Schedule 14A

Series Identifier: S000014984

Class Identifier:  C000040814

Dear Mr. Barrientos:

On behalf of the Registrant, attached hereto are preliminary proxy materials relating to the proposed special meeting of shareholders of the Forward Long/Short Credit Analysis Fund (the “Fund”) to be held on December 28, 2007.

At the special meeting, and as described in the preliminary proxy materials accompanying this letter, the shareholders of the Fund will be asked to:

(1)	Approve an amendment to the Amended and Restated Investment Management Agreement between the Trust, on behalf of the Fund, and Forward Management, LLC (the “Advisor”) to increase advisory fees payable by the Fund to the Advisor.

(2)	Approve an amendment to the Distribution Services Agreement (Rule 12b-1 Plan) for the Class A shares of the Fund to increase the maximum distribution fee payable and consolidate it with another Rule 12b-1 Plan for other series of the Trust.

As of Record Date, there are only three shareholders in the Fund, two of whom are affiliated with the Advisor and one of whom is affiliated with Cedar Ridge Partners LLC, sub-advisor to the Fund.

Forward Funds

433 California Street, 11th Floor

San Francisco, CA 94104

If you have any questions or comments, please contact Erin Douglas of ALPS Fund Services, Inc., Administrator of the Registrant at (720) 917-0602.

Sincerely,

/s/ Judith Rosenberg

Judith Rosenberg

Chief Compliance Officer and Chief Legal Officer

Enclosures

cc:	Douglas P. Dick, Esq.